EXHIBIT 99.1

Xenova
  Xenova Group plc

Annual Report & Accounts & AGM Notice

Xenova Group plc
Annual Report and Accounts for 2004
Notice of Annual General Meeting 2005
Form of Proxy.

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS

Tel No. 020 7066 1000.

Veronica Sellar
Head of Corporate Communications

+44 (0)1753 706600